Exhibit 12

MAYTAG CORPORATION

Computation of Ratio of Earnings to Fixed Charges

(Amounts in thousands of dollars except ratios)

	Fiscal Year
	2003	2002	2001	2000	1999
Consolidated pretax income from continuing operations before minority interests and cumulative effect of accounting change	$172,760	$295,656	$204,005	$356,654	$532,352

Interest expense	52,763	62,390	64,828	60,309	48,329

Mark to market adjustment on interest rate swap included in interest expense	4,703	10,173	9,330	6,295	5,972

Depreciation of capitalized interest	3,219	2,118	2,467	2,643	2,750

Interest portion of rental expense	10,289	9,976	8,182	7,142	6,841

Earnings	$243,734	$380,313	$288,812	$433,043	$596,244

Interest expense (excluding swap mark to market)	$57,466	$72,563	$74,158	$66,604	$54,301

Interest capitalized	2,711	1,143	1,056	552	72

Interest portion of rental expense	10,289	9,976	8,182	7,142	6,841

Fixed charges	$70,466	$83,682	$83,396	$74,298	$61,214

Ratio of earnings to fixed charges	3.46	4.54	3.46	5.83	9.74